AM 3/12/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
[redacted]5
PART III

02019840

SEC FILE NUMBER
8- 52959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/25/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6400 Fairview Rd
(No. and Street)

Charlotte, NC 28210
(City) (State) (Zip Code)

RECEIVED MAR 0 1 2002 143 WASH., D.C. SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Odom PLLC
(Name – *if individual, state last, first, middle name*)

1829 Eastchester Drive (Address) High Point (City) NC (State) 27061 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/28

HARRIS FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2001

TABLE OF CONTENTS

DIXON ODOM PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Harris Financial Services, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Harris Financial Services, LLC as of December 31, 2001 and the related statements of operations, cash flows and changes in members' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harris Financial Services, LLC as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Dixon Odom PLLC

January 31, 2002

6525 Morrison Boulevard
Suite 516
Charlotte, NC 28211-3563
704-364-5414, Fax 704-364-8422

ASSETS

Cash	$ 73,344

MEMBERS' EQUITY

Members' Equity	$ 73,344

COMMISSION INCOME	$	28,280
EXPENSES		
Professional fees		3,965
Other expenses		1,950
		5,915
NET INCOME	$	22,365

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 22,365
	NET CASH PROVIDED BY OPERATING ACTIVITIES	22,365
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from capital contributions		35,000
	NET CASH PROVIDED BY FINANCING ACTIVITIES	35,000
	NET INCREASE IN CASH	57,365
CASH, beginning of year		15,979
	CASH, end of year	$ 73,344

BALANCE, December 31, 2000	$ 15,979
Contributions	35,000
Net income	22,365
BALANCE, December 31, 2001	$ 73,344

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Harris Financial Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a North Carolina Corporation that is a wholly-owned subsidiary of Cameron M. Harris & Company.

The Company has been organized as a Limited Liability Company. Under this form of organization, the members are not liable for the debts of the Company.

Taxes on Income

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. All tax effects of the Company's income or loss are passed through to the individual members.

Revenue Recognition

Commission income is recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $73,344 and no indebtedness to net capital.

SUPPLEMENTARY INFORMATION

DIXON ODOM PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

To the Members
Harris Financial Services, LLC
Charlotte, North Carolina

Our report on our audits of the basic financial statements of Harris Financial Services, LLC for the year ended December 31, 2001 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Dixon Odom PLLC

January 31, 2002

A member of
Moores Rowland International
mri
An association of independent accounting firms throughout the world.

6525 Morrison Boulevard
Suite 516
Charlotte, NC 28211-3563
704-364-5414, Fax 704-364-8422

NET CAPITAL		
Ownership Equity		
Capital account		$ 60,000
Additional paid in capital		-
Retained earnings		13,344
Net profit/loss		-
	TOTAL OWNERSHIP EQUITY	73,344
Non-Allowable Assets		
Fixed assets/security deposit		-
Prepaid expenses - taxes/insurance/postage		-
Petty cash		-
CRD deposit		-
	TOTAL NON-ALLOWABLE ASSETS	-
	TENTATIVE NET CAPITAL	73,344
Haircuts		
Short securities		-
Long securities		-
		-
	TOTAL NET CAPITAL	$ 73,344
AGGREGATE INDEBTEDNESS		
Items of Aggregated Indebtedness		$ -
REQUIRED NET CAPITAL		
NASD required NC (6.67% Aggr. Ind.) or $5,000 whichever is greater		$ 5,000
SEC Rule 17a-11 (120% Reqd. NC)		$ 6,000
	TOTAL NET CAPITAL	$ 5,000
EXCESS NET CAPITAL		
Net Capital		$ 73,344
Required Net Capital		5,000
	EXCESS NET CAPITAL	$ 68,344
AGGREGATE INDEBTEDNESS/NET CAPITAL		
Aggregate Indebtedness		$ -
Net Capital		73,344
Ratio AE/NC		0:1

No material differences exist between the audited computation above and Harris Financial Services, LLC's unaudited filing of Part IIA for the FOCUS report.